Clear Channel Outdoor Holdings, Inc.

4830 North Loop 1604W, Suite 111

San Antonio, Texas 78249

July 15, 2019

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clear Channel Outdoor Holdings, Inc.
Registration Statement on Form S-3
Filed July 2, 2019
CIK No. 0001334978

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (the “Registration Statement”), File No. 333-232517, to 4:00 P.M., Eastern Time, on July 17, 2019, or as soon thereafter as practicable.

Please contact James S. Rowe, at (312) 862-2191, or Elisabeth M. Martin, (312) 862-3055, of Kirkland & Ellis LLP, special counsel to the Company as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Brian D. Coleman
Brian D. Coleman
Chief Financial Officer